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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ________)*

                               ECOS GROUP, INC.
           (now known as Third Millennium Telecommunications, Inc.)
                               (Name of Issuer)

                         COMMON STOCK $.012 Par Value

                        (Title of Class of Securities)

                                  884151101
                               (CUSIP Number)

                               Michael Galkin
                         262 Old New Brunswick Road
                        Piscataway, New Jersey 08854
                          (732)-465 1500, Ext 2260

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                             September 30, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  884151101                13D                     Page 2 of 7 Pages

______________________________________________________________________________
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Michael Galkin
______________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
______________________________________________________________________________
3.   SEC Use Only

______________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO
______________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
______________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
______________________________________________________________________________
               7.   Sole Voting Power

  NUMBER OF         2,962,370 shares
                    plus potential additional 15,480,531 shares if certain
                    conditions are met (See Item 5)
   SHARES      _______________________________________________________________
BENEFICIALLY   8.   Shared Voting Power

 OWNED BY           0
    EACH       _______________________________________________________________
  REPORTING    9.   Sole Dispositive Power

   PERSON           2,962,370 shares
                    plus potential additional 15,480,531 shares if certain conditions are met (See Item 5)
    WITH       _______________________________________________________________
               10.  Shared Dispositive Power

                    0
______________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,962,370 shares plus potential additional 15,480,531 shares if certain conditions are met (See Item 5)
______________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
______________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     34.7% increasing to 42% if certain conditions are met (See Item 5)
______________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
______________________________________________________________________________

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CUSIP No.  884151101                13D                     Page 3 of 7 Pages

______________________________________________________________________________
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert Menaker
______________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
______________________________________________________________________________
3.   SEC Use Only

______________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO
______________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
______________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
______________________________________________________________________________
               7.   Sole Voting Power

  NUMBER OF         1,974,193 shares
                    plus potential additional 10,320,354 shares if certain
                    conditions are met (See Item 5)
   SHARES      _______________________________________________________________
BENEFICIALLY   8.   Shared Voting Power

 OWNED BY           0
    EACH       _______________________________________________________________
  REPORTING    9.   Sole Dispositive Power

   PERSON           1,974,193 shares
                    plus potential additional 10,320,354 shares if certain conditions are met (See Item 5)
    WITH       _______________________________________________________________
               10.  Shared Dispositive Power

                    0
______________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,974,193 shares plus potential additional 10,320,354 shares if certain conditions are met (See Item 5)
______________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
______________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     23% increasing to 28.2% if certain conditions are met (See Item 5)
______________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
______________________________________________________________________________

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CUSIP No.  884151101                13D                     Page 4 of 7 Pages
______________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock ("Common Stock") of ECOS Group, Inc., a Florida corporation ("ECOS") now known as Third Millennium Telecommunication, Inc. The principal executive offices of ECOS are now located at 262 Old New Brunswick Road, Piscataway, NJ 08854.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c), (f) This Schedule 13D is filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

     (a) The Reporting Persons are Michael Galkin and Robert Menaker.

     (b) The business address of the reporting Persons is 262 Old New Brunswick Road, Piscataway, NJ 08854.

     (c) The reporting persons are the President and Vice President, respectively, and controlling shareholders of Third Millennium
Telecommunications, Inc, ("TMT"), a wholesale activator of cellular phones. TMT is a master agent for WorldCom and Globalstar. The address of TMT is 262 Old New Brunswick Road, Piscataway, NJ 08854.

     As a result of the entering into the agreement described in Item 4 below, the Reporting Persons may be deemed to have formed a group with each other for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder. The filing of this Schedule 13D is not an affirmation or admission that the Reporting Persons have formed such a group or constitute a group for any purpose.

     (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The reporting Persons are each citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As described in Item 4, the acquisition of shares of Common Stock of ECOS by the Reporting Person occurred pursuant to a Share Exchange Agreement among ECOS, Third Millennium Telecommunications, Inc. ("TMT") and the shareholders of TMT, and such shares were acquired in exchange for all of the shares of Common Stock of TMT owned beneficially and of record by the Reporting Persons, respectively, and the other shareholders of TMT . See Item 5 below for additional terms of the Share Exchange Agreement.

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CUSIP No.  884151101                13D                     Page 5 of 7 Pages
______________________________________________________________________________

ITEM 4.  PURPOSE OF TRANSACTION

     On June 14, 2001, ECOS, TMT and the shareholders of TMT entered into a Share Exchange Agreement under which all of the share of common stock of TMT would be exchanged for 6,875,000 shares of ECOS Common Stock, (the "Share Exchange Agreement") a copy of which is incorporated by reference to the Current Report on Form 8-K filed by ECOS Group, Inc. on August 23, 2001. The Share Exchange Agreement also provides for the issuance by the Company, to be held in escrow, of 35,000,000 shares of Common Stock (on a post-Reverse Stock Split basis) to be delivered to the shareholders of TMT upon the achievement by TMT of certain financial performance thresholds. Under these performance earn-out provisions, TMT, as a wholly owned subsidiary of ECOS, must achieve at least $3,000,000 in revenues and $150,000 in net income plus the then remaining unpaid balance of TMT's contingent obligation to MCI Worldcom, each over the same trailing three-month period at any time beginning after the date of Closing and ending three years after the date of Closing. If TMT does not achieve the financial performance thresholds within the specified three-year period, the shareholders of TMT will not receive the additional 35,000,000 shares of Common Stock.

     TMT and its shareholders entered into the Share Exchange Agreement with the intent of acquiring control of, and a majority equity interest in, ECOS and replacing the board of directors and management of ECOS with persons designated by the Reporting Persons.

     Pursuant to the Share Exchange Agreement, ECOS accomplished a 20 for one reverse stock split effective prior to the closing so that, after the Closing, the shareholders of ECOS who owned shares prior to the closing held 1,281,999 shares of common stock and have the right to purchase an additional 362,664 shares of common stock upon the exercise of certain warrants and options that were outstanding prior to the closing.

     At the closing, ECOS amended its certificate of incorporation to change its name to Third Millennium Telecommunications, Inc.

     In connection with the Share Exchange Agreement, Charles Evans, the Company's Chairman of the Board and Chief Executive Officer, Timothy Gipe, the Company's president and director, together with seven other managers and employees of the Company's wholly-owned subsidiary, Evans Environmental and Geological Science and Management, Inc. ("EE&G," the foregoing individuals are collectively referred to as "EE&G Management"), will acquire all the issued and outstanding shares of the capital stock of EE&G. Additionally, any assets and liabilities of the Company existing up to the date of Closing will be transferred to EE&G. In consideration for such acquisition, EE&G Management shall deliver to the Company for termination (i) 6,259,385 shares of the Common Stock (on a pre-Reverse Stock Split basis) and (ii) options held by EE&G Management to purchase 6,009,385 shares of Common Stock (on a Pre-Reverse Split basis). Additionally, EE&G will assume all of the liabilities of the Company either known or unknown incurred up to the date of Closing. A copy of the Share Exchange Agreement is incorporated by reference to the Current Report on Form 8-K filed by ECOS Group, Inc. on August 23, 2001.

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CUSIP No.  884151101                13D                     Page 6 of 7 Pages
______________________________________________________________________________

      References to, and descriptions of, the Share Exchange Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of the Share Exchange Agreement which is incorporated by reference to the Current Report on Form 8-K filed by ECOS Group, Inc. on August 23, 2001.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a)-(c) Michael Galkin is the shareholder of record of 2,962,370 shares of Common Stock of ECOS, which constitute approximately 34.7 % of the outstanding Common Stock, based on 8,528,861 Shares outstanding on September 30, 2001, as represented by ECOS in the Share Purchase Agreement. He would also receive an additional 15,480,531 shares of Common Stock in the event TMT achieves the performance threshold described in Item 4 above, in which case he would be the owner of 42% of the outstanding shares of Common Stock. Mr. Galkin has the sole power to direct the voting and disposition of such shares.

      Robert Menaker is the shareholder of record of 1,974,193 shares of Common Stock of ECOS, which constitute approximately 23% of the outstanding Common Stock, based on 8,528,861 Shares outstanding on September 30, 2001, as represented by ECOS in the Share Purchase Agreement. He would also receive an additional 10,320,354 shares of Common Stock in the event TMT achieves the performance threshold described in Item 4 above, in which case he would be the owner of 28.2% of the outstanding shares of Common Stock. Mr. Menaker has the sole power to direct the voting and disposition of such shares.

     Other than as set forth in this Schedule 13D, to the best of the Reporting Persons' knowledge as of the date hereof, none of the Reporting Persons owns any Common Stock or Preferred Stock, and there have been no transactions in Shares effected during the past 60 days by any of the foregoing.

     The filing of this Schedule 13D is not an admission by any Reporting Person of the existence of any group or of beneficial ownership of any securities other than securities held of record by such Reporting Person.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. A copy of the Share Exchange Agreement is included as an exhibit to this Schedule 13D and incorporated herein by reference. To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between any such persons and any person with respect to any securities of ECOS.

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CUSIP No.  884151101                13D                     Page 7 of 7 Pages
______________________________________________________________________________

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits to this Scheduled 13D:

            (a) Share Exchange Agreement dated June 14, 2001, among ECOS Group, Inc., Third Millennium Technologies, Inc. and others, incorporated by reference to the Current Report on Form 8-K filed by ECOS Group, Inc. on August 23, 2001.

            (b) First Amendment to Share Purchase Agreement among ECOS Group, Inc., Third Millennium Technologies, Inc. and others dated August 15, 2001, incorporated by reference to the Current Report on Form 8-K filed by ECOS Group, Inc. on August 23, 2001.

            (c) Second Amendment to Share Purchase Agreement among ECOS Group, Inc., Third Millennium Technologies, Inc. and others dated August 23, 2001, incorporated by reference to the Current Report on Form 8-K filed by Third Millennium Telecommunications, Inc. on October 5, 2001.

            (d) Joint Filing Statement dated October 4, 2001, among the signatories to this Schedule 13D.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      OCTOBER 5, 2001
                                     _____________________
                                     Date

                                       /S/ MICHAEL GALKIN
                                     _____________________
                                     Signature

                                      Michael Galkin, President
                                     _____________________
                                     Name/Title


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      OCTOBER 5, 2001
                                     _____________________
                                     Date

                                       /S/ ROBERT MENAKER
                                     _____________________
                                     Signature

                                      Robert Menaker, CEO
                                     _____________________
                                     Name/Title